Exhibit 99.2

BIONDVAX PHARMACEUTICALS LTD.

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2017

NIS IN THOUSANDS

UNAUDITED

INDEX

Page
Balance Sheets	2

Statements of Comprehensive Income	3

Statements of Changes in Shareholders' Equity	4 – 6

Statements of Cash Flows	7 – 8

Notes to Financial Statements	9 – 11

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BIONDVAX PHARMACEUTICALS LTD.

BALANCE SHEETS

In thousands, except share and per share data

				Convenience translation (Note 2)
	December 31,	September 30,		September 30,
	2016	2016	2017	2017
	Audited	Unaudited		Unaudited
	N I S			U.S. dollars

CURRENT ASSETS:
Cash and cash equivalents	15,705	15,091	76,892	21,789
Marketable securities	2,017	2,017	-	-
Short-term deposits	7,602	10,510	1,200	340
Other receivables	815	727	3,779	1,071

	26,139	28,345	81,871	23,200
LONG-TERM ASSETS:
Marketable securities	2,050	2,050	-	-
Property, plant and equipment	1,443	1,592	1,308	371
Other long term assets	478	370	515	146

	3,971	4,012	1,823	517

	30,110	32,357	83,694	23,717
CURRENT LIABILITIES:
Trade payables	686	477	792	225
Other payables	689	466	2,344	665

	1,375	943	3,136	890
LONG-TERM LIABILITIES:
Options	3,043	3,528	11,829	3,352
Severance pay liability, net	76	74	81	23

	3,119	3,602	11,910	3,375

SHAREHOLDERS' EQUITY (DEFICIT):
Ordinary shares of NIS 0.0000001 par value:
Authorized: 391,000,000 shares as of September 30, 2017, 2016 (unaudited) and December 31, 2016; Issued and Outstanding: 261,419,599, 135,097,367 and 135,097,367 shares as of September 30, 2017, 2016 and December 31, 2016, respectively	*)-	*)-	*)-	*)-
Share premium	113,041	111,697	179,182	50,774
Options	1,435	2,536	533	151
Other comprehensive income	6	8	-	-
Accumulated deficit	(88,866)	(86,429)	(111,067)	(31,473)

	25,616	27,812	68,648	19,452
	30,110	32,357	83,694	23,717

*)	Represents an amount lower than NIS 1.

The accompanying notes are an integral part of the interim financial statements.

2

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF COMPREHENSIVE INCOME

In thousands, except share and per share data

						Convenience translation (Note 2)
	Year ended December 31,	Three months ended September 30,		Nine months ended September 30,		Nine months ended September 30,
	2016	2016	2017	2016	2017	2017
	Audited	Unaudited				Unaudited
	N I S					U.S. dollars
	(In thousands, except per share data)
Operating expenses:
Research and development, net of participations	7,794	2,421	1,174	5,962	5,070	1,437
Marketing, general and administrative	4,106	1,049	2,036	2,819	3,699	1,048

Total operating expenses	11,900	3,470	3,210	8,781	8,769	2,485

Operating loss	11,900	3,470	3,210	8,781	8,769	2,485

Financial income	75	10	217	59	17	5
Financial expense	(303)	(291)	(45)	(491)	(1,829)	(518)
Financial income (expenses) due to revaluation of options	2,944	1,395	4,341	2,466	(11,620)	(3,293)

Total finance (expense) income, net	2,716	1,114	4,513	2,034	(13,432)	(3,806)

Net income (loss)	(9,184)	(2,356)	1,303	(6,747)	(22,201)	(6,291)

Other comprehensive income (loss):
Items to be reclassified to profit or loss in subsequent periods:
Gain (loss) from available-for-sale financial assets	(6)	1	(2)	(4)	(6)	(2)

Total comprehensive income (loss)	(9,190)	(2,355)	1,301	(6,751)	(22,207)	(6,293)

Earnings (loss) per share
Basic	(0.07)	(0.02)	0.01	(0.05)	(0.12)	(0.03)
Diluted	(0.07)	(0.02)	(0.01)	(0.05)	(0.12)	(0.03)

Weighted average number of shares used in computing earnings (loss) per share
Basic	135,097,367	135,097,367	191,521,484	135,097,367	180,680,089	180,680,089
Diluted	135,097,367	135,097,367	210,302,584	135,097,367	180,680,089	180,680,089

The accompanying notes are an integral part of the interim financial statements.

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BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital	Share premium	Options	Unrealized gain on available- for-sale financial assets	Accumulated deficit	Total equity
	Unaudited
	NIS in thousands

Balance as of January 1, 2017	*)-	113,041	1,435	6	(88,866)	25,616

Loss	-	-	-	-	(22,201)	(22,201)
Other comprehensive loss	-	-	-	(6)	-	(6)

Total comprehensive loss	-	-	-	(6)	(22,201)	(22,207)

Issuance of ordinary shares, net of issuance costs	*)-	55,748	-	-	-	55,748

Exercise of employees options	*)-	18	-	-	-	18

Exercise of Options	-	8,964	-	-	-	8,964

Expiration of Options series 4	-	902	(902)	-	-	-

Share-based compensation	-	509	-	-	-	509

Balance as of September 30, 2017	*)-	179,182	533	-	(111,067)	68,648
Balance as of September 30, 2017 (convenience translation into U.S dollars – see note 2	*)-	50,774	151	-	(31,473)	19,452

	Share capital	Share premium	Options	Unrealized gain on available- for-sale financial assets	Accumulated deficit	Total equity
	Unaudited
	NIS in thousands

Balance as of January 1, 2016	*)-	110,679	2,536	12	(79,682)	33,545

Loss	-	-	-	-	(6,747)	(6,747)
Other comprehensive loss	-	-	-	(4)	-	(4)

Total comprehensive loss	-	-	-	(4)	(6,747)	(6,751)

Share-based compensation	-	1,018	-	-	-	1,018

Balance as of September 30, 2016	*)-	111,697	2,536	8	(86,429)	27,812
Balance as of September 30, 2016 (convenience translation into U.S dollars – see note 2	*)-	31,651	719	2	(24,491)	7,881

4

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital	Share premium	Options	Unrealized gain on available- for-sale financial assets	Accumulated deficit	Total equity
	Unaudited
	NIS in thousands

Balance as of July 1, 2017	*)-	132,824	533	2	(112,370)	20,989

Net income	-	-	-	-	1,303	1,303
Other comprehensive loss	-	-	-	(2)	-	(2)

Total Comprehensive loss	-	-	-	(2)	1,303	1,301

Issuance of ordinary shares, net of issuance costs	*)-	40,361	-	-	-	40,361

Exercise of employees options	*)-	18	-	-	-	18

Exercise of Options	-	5,895	-	-	-	5,895

Share-based compensation	-	84	-	-	-	84

Balance as of September 30, 2017 (convenience translation into U.S dollars – see note 2	*)-	179,182	533	-	(111,067)	68,648

	Share capital	Share premium	Options	Unrealized gain on available- for-sale financial assets	Accumulated deficit	Total equity
	Unaudited
	NIS in thousands

Balance as of July 1, 2016	*)-	111,458	2,536	7	(84,073)	29,928

Loss	-		-	-	(2,356)	(2,356)
Other comprehensive loss	-		-	1	-	1

Total comprehensive loss	-		-	1	(2,356)	(2,355)

Share-based compensation	-	239	-	-	-	239

Balance as of September 30, 2016	*)-	111,697	2,536	8	(86,429)	27,812
Balance as of September 30, 2016 (convenience translation into U.S dollars – see note 2	*)-	31,651	719	2	(24,491)	7,881

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BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital	Share premium	Options	Unrealized gain on available- for-sale financial assets	Accumulated deficit	Total Equity
	NIS in thousands

Balance as of January 1, 2016	*)-	110,679	2,536	12	(79,682)	33,545
Loss	-	-	-	-	(9,184)	(9,184)
Other comprehensive loss	-	-	-	(6)	-	(6)
Expiration of Options series 3	*)-	1,101	(1,101)	-	-	-
Share-based compensation	-	1,261	-	-	-	1,261

Balance as of December 31, 2016	*)-	113,041	1,435	6	(88,866)	25,616

*)	Represents an amount lower than NIS 1.

The accompanying notes are an integral part of the interim financial statements.

6

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF CASH FLOWS

In thousands (except share and per share data)

						Convenience translation (Note 2)
	Year ended December 31,	Three months ended September 30,		Nine months ended September 30,		Nine months ended September 30,
	2016	2016	2017	2016	2017	2017
		Unaudited				Unaudited
	N I S					U.S. dollars
	(In thousands)

Cash flows from operating activities:

Net income (loss)	(9,184)	(2,356)	1,303	(6,747)	(22,201)	(6,291)

Adjustments to reconcile net income (loss) to net cash used in operating activities:

Adjustments to profit and loss items:
Depreciation and amortization	621	154	125	467	380	108
Net financing expenses	(2,716)	(1,114)	(4,512)	(2,034)	13,432	3,806
Share-based compensation	1,261	239	84	1,018	509	144
Change in employee benefit liabilities, net	7	2	2	5	5	1

	(827)	(719)	(4,301)	(544)	14,326	4,059
Changes in asset and liability items:
Decrease (increase) in other receivables	640	2,461	(1,361)	715	(2,375)	(673)
Increase (decrease) in trade payables	(238)	8	(397)	(463)	105	30
Increase (decrease) in other payables	(79)	(231)	962	(302)	937	266

	323	2,238	(796)	(50)	(1,333)	(377)

Cash paid and received during the year for:
Interest paid	(27)	(7)	(46)	(22)	(61)	(17)
Interest received	62	10	3	53	12	3

	35	3	(43)	31	(49)	(14)

Net cash flows used in operating activities	(9,653)	(834)	(3,837)	(7,310)	(9,257)	(2,623)

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BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF CASH FLOWS

In thousands (except share and per share data)

						Convenience translation (Note 2)
	Year ended December 31,	Three months ended September 30,		Nine months ended September 30,		Nine months ended September 30,
	2016	2016	2017	2016	2017	2017
		Unaudited				Unaudited
	N I S					U.S. dollars
	(In thousands)
Cash Flows from Investing Activities:

Purchase of property and equipment	(20)	-	(200)	(15)	(245)	(69)
Proceeds from sale of marketable securities	-	-	4,067	-	4,067	1,152
Decrease (increase) in short term deposit	(7,602)	990	-	(10,510)	6,402	1,814
Decrease (increase) in other long term assets	(191)	120	(10)	(83)	(37)	(10)

Net cash provided by (used in) investing activities	(7,813)	1,110	3,857	(10,608)	10,187	2,887

Cash Flows from Financing Activities:

Proceeds from issuance of shares, net of issuance costs	-	-	40,491	-	55,878	15,834
Proceeds from exercise of employees options	-	-	18	-	18	5
Proceeds from exercise of options	-	-	4,817	-	6,129	1,737

Net cash provided by financing activities	-	-	45,326	-	62,025	17,576

Exchange differences on balances of cash and cash equivalents	(299)	(269)	212	(461)	(1,768)	(502)
Increase (decrease) in cash and cash equivalents	(17,765)	7	45,558	(18,379)	61,187	17,338

Balance of cash and cash equivalents at the beginning of the period	33,470	15,084	31,334	33,470	15,705	4,450

Balance of cash and cash equivalents at the end of the period	15,705	15,091	76,892	15,091	76,892	21,788

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BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands (except share and per share data)

NOTE 1:	GENERAL

a.	BiondVax Pharmaceuticals Ltd. (“the Company”) is focused on developing and ultimately, commercializing immunomodulation therapies for infectious diseases. The Company was incorporated on July 21, 2003 and started its activity on March 31, 2005.

b.	On June 7, 2007, the Company issued ordinary shares and options on the TASE.

c.	During the nine months ended September 30, 2017, the Company incurred a loss of NIS 22,201 ($ 6,291) and negative cash flows from operating activities of NIS 9,257 ($ 2,623) and it has an accumulated deficit of NIS 111,067 ($ 31,473) as of that date.

d.	On May 15, 2015, the Company completed a public offering of securities in the United States. The trading of the Company’s securities, ADS, and investor’s warrants in the NASDAQ began as of May 12, 2015. Each ADS represents 40 ordinary shares of theCompany. Accordingly, on May 12, 2015, the Company allocated 76,400,000 ordinary shares of the Company to the U.S. public.The Company also allocated 2,038,000 tradable warrants in the U.S., which may be exercised into ADS for a five year period, until May 15, 2020, in return for an exercise price of 6.25 USD for each warrant. The immediate gross consideration for the offering amounted to a total of NIS 36,607 (10,079 USD). The offering expenses amounted to a total of NIS 5,576. In addition, in accordance with the underwriting agreement, the Company granted the underwriters 95,500 warrants, under the same terms and conditions forwarrants offered to the public. At the time of the offering, the Company recorded an increase in equity in respect of shares, totaling NIS 26,417 net (after deduction of offering expenses totaling NIS 7,273) and an obligation for public warrants at the amount of NIS thousand (offering expenses for warrants totaling NIS 1,197 were recorded as financial expenses). The warrants are presented at their fair value in the market at any time. On June 24, 2015, the Company issued an additional 110,000 ADS to the underwriters in consideration of a total gross amount of NIS 2,069 (USD 570). Issuance expenses amounted to NIS 134.

e.	In February, 2017, the Company issued to a private investor (“the Investor”) 33,760,832 ordinary shares (equivalent to 844,000 NASDAQ listed ADSs) in consideration of NIS 10,905 (approximately $ 2,830). Following the transaction the Investor will hold 19.21% of all issued and outstanding share capital of the Company.

f.	In February 2013, the Company issued 5,685,000 ordinary shares and 5,685,000 options (series 4) in consideration of NIS 4,836 ($1,331), which were split into the option component in a total of NIS 902 ($ 248) and the share premium component in a total of NIS 3,934 ($ 1,083) based on the fair market value on the TASE following the issuance. The options were exercisable until February 27, 2017 at an exercise price of NIS 1.5 ($ 0.41) per share. On February 28, 2017, the Company’s options (series 4) expired.

g.	On March 28, 2017, the Company received an approval from the Investment Center of the Ministry of Economy and Industry of the State of Israel, for a grant representing 20% of NIS 20,000 budget to be utilized towards the construction of a factory for the production of Phase 3 and commercial batches of the Company is product (“the Grant”). The receipt of the Grant is subject to certain terms and conditions, including those outlined under the Israeli Encouragement of Capital Investment Law,1959. The terms and conditions include, inter alia, the following: (a) at least 24% of the investments in the planned manufacturing facility’s fixed assets will be financed by additional share capital; (b) the Company will maintain its intellectual property and manufacturing facility in Israel for a period of at least 10 years.

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BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands (except share and per share data)

NOTE 1:	GENERAL (Cont.)

h.	On March 30 , 2017, the Company issued 6,666,640 ordinary shares (equivalent to 166,666 NASDAQ listed ADSs) in consideration of NIS 4,482 (approximately $ 1,229).

i.	On June 19, 2017, the Company entered into a loan agreement with The European Investmant bank (EIB) for a toal amount of 20 milion Euro (approximately $22,000). As of the Financial Statements date the first installment was not withdrawn by the Company.

j.	During May and June 2017, 104,349 warrants were exercised into shares for a total consideration of NIS 2,296 (approximately $ 653). An amount of NIS 1,312 (approximately $ 371) was received by June 30, 2017 and the remaining amount NIS 984 (approximately $ 282) was received during July 2017.

k.	On July 18, 2017, the Company announced the signing of a lease agreement for approximately 1,800 square meters (m2) in the Jerusalem BioPark, located in the Ein Karem Hadassah campus, next to Hadassah University Hospitals and Hebrew University’s MedicalSchool, with the intention of establishing a mid-size commercial facility to manufacture M-001. The future minimum lease commitment under the agreements as of September 30, 2017 is 1,096 NIS (approximately $ 311).

l.	On July 20, 2017, the Compnay announced positive results for Phase 2b BVX-007 clinicaltrial, a clinical trial conducted with the collaboration of the European UNISEC consortium to work on promising concepts for a universal influenza vaccine.

m.	On August 14, 2017, the Company announced additional grant funding by the Israel
Innovation Authority, formerly known as the Office of the Chief Scientist, of up to 40% of a NIS 2.4 million budget towards ongoing development of M-001.

n.	On August 30, 2017, the Company announced that its Board of Directors has decided to voluntarily delist from the Tel Aviv Stock Exchange (TASE), while remaining listed on NASDAQ. The Company announced that the delisting process of BiondVax’s shares from trading on the TASE will take place by the end of 2017. An announcement regarding the delisting procedure and timeline will follow. In addition, during the interim period, BiondVax’s shares will continue to be traded on the TASE. The Company also announced that the Board of Directors has also decided to form a committee to identify a new Chairman of the Board with relevant global experience, to guide the Company through the anticipated upcoming international Phase 3 trials and global commercialization. Professor Avner Rotman will continue to serve as Chairman until a suitable replacement is identified.

o.	During July 2017 the Company issued 8,000,000 ordinary shares (equivalent to 200,000 NASDAQ listed ADSs) in consideration of NIS 7,065 (approximately $ 2,000).

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BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands (except share and per share data)

NOTE 1:	GENERAL (Cont.)

p.	During July and August 2017, 170,644 warrants were exercised to 6,825,760 shares for a total consideration of NIS 3,833 (approximately $ 1,067).

q.	On September 14 , 2017, the Company completed public offering in NASDAQ and issued 66,666,680 ordinary shares (equivalent to 1,666,666 NASDAQ listed ADSs) in consideration of NIS 33,621 (approximately $ 9,546). Issuance costs amounted to NIS 204 (approximately $ 58).

NOTE 2:-	CONVENIENCE TRANSLATION INTO U.S. DOLLARS

The financial statements as of September 30, 2017 and for the nine months then ended have been translated into dollars using the representative exchange rate as of that date ($ 1 =  NIS 3.529). The translation was made solely for the convenience of the reader. The amounts presented in these financial statements should not be construed to represent amounts receivable or payable in dollars or convertible into dollars, unless otherwise indicated in these statements.

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34, “Interim Financial Reporting”, and in accordance with the disclosure requirements of Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

The significant accounting policies and methods of computation adopted in the preparation of the interim financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2016.

NOTE 4:	SUBSEQUENT EVENTS

a.	In October 2013, the Company issued 6,302,000 ordinary shares and 6,302,000 options (series 5) in consideration of NIS 4,412 ($1,331), which were split into the option component in a total of NIS 625 ($ 160) and the share premium component in a total of NIS 3,787 ($ 971) based on the fair market value on the TASE following the issuance. The options were exercisable until October 29, 2017 at an exercise price of NIS 0.9 ($ 0.23).

In October 2017, the Company’s options (series 5) expired.

b.	On September 9, 2015, a lawsuit was filed against the Company by a certain consultant following the cancellation of a consulting services agreement. In November 2017, a settlement agreement was signed between the parties, according to which the Company will pay NIS 1,000 (approximately $283). The Company has recorded an adequate provision in its balance sheet as of September 30, 2017 to reflect the outcome of this settlement.

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